                                                                    Exhibit 2.18
DATED                                                                       2002
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                               P.A. BACHE & OTHERS

                                     - and -

                               DOVEBID UK LIMITED

                                     - and -

                                  DOVEBID, INC.


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                           SALE AND PURCHASE AGREEMENT
                                   relating to
                           the business and assets of
                         the partnership under the name
                                 BACHE TREHARNE


--------------------------------------------------------------------------------


                             TAYLOR JOYNSON GARRETT
                                    Carmelite
                             50 Victoria Embankment
                                   Blackfriars
                                 London EC4Y 0DX

                            Tel: +44 (0)20 7300 7000
                            Fax: +44 (0)20 7300 7100
                                  DX 41 London
                                      Final
                                     15/5/02
                                  Ref: DRP/PSP

                                      Index

Clause No.                                                             Page No.

1.     Definitions and Interpretation ................................    3
2.     Agreement to sell and purchase ................................   11
3.     Retained Assets ...............................................   12
4.     Liabilities ...................................................   13
5.     Consideration .................................................   14
6.     Closing Balance Sheet .........................................   15
7.     Deferred Consideration ........................................   16
8.     Value Added Tax ...............................................   19
9.     Closing .......................................................   20
10.    Warranties ....................................................   22
11.    Purchaser's remedies ..........................................   23
12.    Limitations to the Warranties .................................   23
13.    The Premises ..................................................   25
14.    The Transferring Employees ....................................   28
15.    The Business Contracts ........................................   30
16.    Apportionments and receipts after Closing .....................   31
17.    Obligations after Closing .....................................   32
18.    Investment Warranties and Covenants ...........................   33
19.    Restrictive Covenants .........................................   38
20.    Confidentiality ...............................................   39
21.    Announcements and publicity ...................................   39
22.    Notices and other Communications ..............................   39
23.    Miscellaneous .................................................   41
24.    Law and Jurisdiction ..........................................   42
25.    Guarantee .....................................................   42

THIS AGREEMENT is made on the                          day of May 2002


BETWEEN

(1)  PETER ALEXANDER BACHE of 99 Harborne Road, Edgbaston, Birmingham, B15 3HG;

     RICHARD H MASCALL of 122 Widney Road, Bentley Heath, Knowle, Solihull, West Midlands, B93 9BL;

     JONATHAN E COOKSON of 66 Jacey Road, Shirley, Solihull, West Midlands, B90 3LN;

     CHRIS S HALL of 5 Nightingale Road, Cheshunt, Waltham Cross, Hertfordshire, EN7 6BD;

     JASON G HALL of 8 Hopefield Drive, Rothwell, Leeds, LS26 0GG;

     all of whom carry on business in partnership under the name BACHE TREHARNE whose principal place of business is at Peat House, 45 Church Street, Birmingham, United Kingdom, B3 2RT (the "Vendors");

(2)  DOVEBID UK LIMITED (registered in England and Wales under company number:
     04236459) whose registered office is at 1 Copthall House, Station Square, Coventry, West Midlands, CV1 2FT (the "Purchaser"); and

(3) DOVEBID, INC. (a company incorporated in Delaware, USA), whose principal office is at 1241, E. Hillsdale Boulevard Foster City, CA 94404, USA ("DoveBid").

AGREED TERMS

1.   Definitions and Interpretation

1.1 In this agreement including its introduction and Schedules, unless the context requires otherwise, the following words shall have the following meanings:

     "Accounting Date" means 30 April 2001;

     "Accounts" means the accounts relating to the Business for the accounting period ended on the Accounting Date comprising a balance sheet, profit and loss account, and statements of capital and current accounts a copy of which is annexed to the Disclosure Letter;

     "Accounts Period" means the accounting period from 1 May 2000 to 30 April 2001;

     "Applicable Proportion(s)" means, in relation to a Vendor, the proportion set out against his name in the last column of Schedule 1;

     "Assets" means the assets of the Business agreed to be sold and purchased pursuant to this agreement as set out in clause 2.1;

     "Assumed Liabilities" has the meaning given to that term at clause 4.2;

     "Business" means the business of providing surplus asset management services, including surveying, valuing and auctioneering services including on-line services carried on by the Vendors at the Closing Date;

     "Business Contracts" means the Customer Contracts, Supplier Contracts, the Leasing/Hire Agreements and the Licences;

     "Business Day" means any day other than a Saturday, Sunday or any day which is a bank or public holiday in England and Wales or in the United States of America;

     "Business Intellectual Property" means:

     (a) all inventions (whether or not patentable), business names, brand names, trade marks (whether in fancy script or otherwise), devices, logos, get up and signs (and whether or not registered or applied for) owned and used by the Vendors in connection with the Business together with all goodwill associated with or symbolised by any of the foregoing;

     (b) all technical, commercial and other confidential information and techniques owned, required for or used by the Vendors in relation to the Business and Assets including (without prejudice to the generality of the foregoing) all know-how of any nature, drawings, formulae, processes, specifications, trade secrets, test reports, operating and testing procedures, practices, instruction manuals, tables of operating conditions, lists and particulars of customers and suppliers, marketing methods, pricing, credit and payment policies, profit margins, discounts and rebates, business plans or forecasts or planning information relating to business development or the sale or marketing of any products manufactured and/or sold or services rendered by the Vendors in connection with the Business including but not limited to sales and marketing share statistics and reports on research other than information in the public domain (the "Business Confidential Information");

     (c) all copyright, database rights, moral rights or rights in the nature of copyright in relation to or comprised in the products or any materials or Software owned by, required for or used by the Vendors in relation to the Business;

     (d) all Intellectual Property currently or previously owned by or licensed to the Vendors and/or the Partnership and used in connection with the Business;

     (e)  the internet domain names listed in Schedule 5;

     "Business Name" means Bache Treharne;

     "Closing" means the Closing of the sale and purchase of the Business and the Assets in accordance with clause 9;

     "Closing Date" means the date of this agreement;

     "Computer Hardware" means the various items of computer equipment specified in part A of Schedule 6 and all other computer hardware and equipment and ancillary equipment used by the Vendors in connection with the Business;

     "Computer System" means all Computer Hardware, Software and any accessories and networks owned or used by the Vendors in connection with the Business;

     "Connected" means connected as defined in section 839, Income and Corporation Taxes Act 1988;

     "Consideration" means the Initial Consideration and the Deferred Consideration, being the total purchase price payable by the Purchaser to the Vendors for the Business and Assets as set out in clause 5, as adjusted pursuant to clause 6, and the assumption of the Assumed Liabilities by the Purchaser;

     "Consideration Shares" means the 374,531 shares of DoveBid Common Stock to be issued to the Vendors pursuant to clause 5;

     "Creditors" means all trade and other debts, accrued charges and all other amounts owing by the Vendors and/or the Partnership in connection with the Business on the Closing Date which have been properly incurred in the ordinary course of the Business but for the avoidance of doubt, excluding the Retained Liabilities;

     "Customer Cash" means all client account balances and other cash sums belonging or referable to customers or potential customers of the Business which are held by or deposited with the Partnership and/or the Vendors as deposits for, or advance or instalment payments in relation to, any Business Contract or so held or deposited in relation to any future contract or order which any such customer may place with the Business in the future;

     "Customer Contracts" means all those engagements, contracts, arrangements or orders entered into on or prior to the Closing Date by or on behalf of the Partnership with customers or clients for the provision of services by the Partnership in connection with the Business which at the Closing Date remain to be performed in whole or in part by the Partnership including but not limited to all those contracts particulars of which are set out in
     Schedule 2;

     "Deferred Consideration" has the meaning given to that term at clause 7;

     "Disclosed" means fairly disclosed to the Purchaser expressly for the purposes of this agreement in the Disclosure Letter and for the purposes of this definition the expression "fairly" means that a matter shall be disclosed only if it has been disclosed with sufficient particularity to enable the Purchaser to assess the financial and commercial impact on the Business of the matter disclosed;

     "Disclosure Letter" means the letter of today's date from the Vendors to the Purchaser in the agreed form executed and delivered immediately before the signing of this agreement;

     "DoveBid" means DoveBid, Inc., a Delaware corporation and the parent company of the Purchaser;

     "DoveBid Common Stock" means common stock of DoveBid, par value US$0.001 per share;

     "Draft Closing Balance Sheet" means the balance sheet of the Partnership as at the Closing Date showing all its assets and liabilities as at that date together with supporting notes and schedules a copy of which is set out in
     Schedule 15;

     "EBITDA" has the meaning given to that term in Schedule 16;

     "Earn Out Calculation(s)" means where the context requires, each and all of the First Year Earn Out Calculations the Second Year Earn Out Calculations and the Third Year Earn Out Calculations agreed or determined in accordance with Schedule 16;

     "EBITDA Base Level" means the EBITA base level sum calculated in accordance with Schedule 16;

     "Encumbrance" means any mortgage, charge, security interest, lien, pledge, hypothecation, assignment by way of security, claim, right of pre-emption, option, first covenant, restriction, reservation, trust, title defect (including retention of title claim), or any other third party right or encumbrances (legal or equitable) (whether or not perfected);

     "Environment" means all or any of the following media: land (including without limitation any building, structure or receptacle in, over or on
     it); water (including without limitation surface coastal and groundwaters); air (including without limitation the atmosphere within any natural or man-made structure or receptacle above or below ground); and living organisms (including, without limitation, plants, human beings and terrestrial and aquatic life forms);

     "Environmental Liability" means Liability (whether actual, contingent or prospective) in relation to any matter affecting, or which may affect, the Environment including (without limitation) all or any of noise, vibration, discharges or emissions into the Environment; matters adversely affecting human health and/or the health of other living organisms; the generation, processing, refinement, recycling, use, ownership, possession, storage, handling, manufacture, transfer, transport, disposal, discharge, displacement, spillage, release, emission or threat of release of any hazardous substance;

     "Equipment" means all equipment, plant and machinery wherever situate belonging to the Vendors and used in connection with the Business including, but not limited to, all those items particulars of which are set out in Schedule 7;

     "Excluded Contracts" means those contracts, arrangements or orders entered into on or prior to the Closing Date by or on behalf of the Vendors and or the Partnership particulars of which are set out in Schedule 11;

     "Excluded Premises" means the premises and car parking spaces details of which are set out in Part C of Schedule 10;

     "Final Closing Balance Sheet" means the balance sheet of the Partnership as at the Closing Date showing all the assets and liabilities as at that date prepared and agreed in accordance with clause 6;

     "First Revenue Measurement Period" means the period from Closing to the date of the first anniversary of Closing;

     "First Year Earn Out Calculations" means the calculations relating to EBITDA and Gross Profit for the First Revenue Measurement Period agreed or determined in accordance with Schedule 16;

     "Fixed Assets" means all tangible assets used or held for use in connection with the Business other than the Equipment, the Premises and the Transferring Motor Vehicles including, (i) all furniture, fixtures (including leasehold improvements), furnishings, office equipment, machinery, vehicles, equipment, computers, servers, spare parts or other tangible assets (including workstations and personal computers, the third-party software programs and data stored therein and the licences thereto, logbooks, notebooks, furniture, file cabinets, white boards, personal office supplies and equipment) owned by the Vendors that at any time are or were held for use primarily by the Vendors and/or employees or consultants of Vendors in the conduct of the Business, including, without limitation those items listed at Schedule 8;

     "Goodwill" means the goodwill of the Vendors in connection with the Business together with the exclusive right for the Purchaser to represent itself as carrying on the Business in succession to the Vendors and under the name Bache Treharne together with the benefit of (but subject to the burden of) the Business Contracts but excluding that goodwill transferred to the Purchaser as part of any transfer to the Purchaser of the legal and beneficial title and interest in and to any of the Business Intellectual Property;

     "Governmental Entity" means any governmental department, bureau, agency, public board, public or self-regulatory body or authority, court administrative agency or commission or other governmental authority or instrumentality;

     "Governmental Permit" means all material permits, licences and approvals from Governmental Entities and quasi-Governmental Entities that are necessary for the Vendor to conduct the Business without violation of any applicable law or regulation;

     "Gross Profit" has the meaning given that term in Schedule 16;

     "Gross Profit Base Level" means the Gross Profit base level sum calculated in accordance with Schedule 16;

     "Initial Consideration" has the meaning give that term at clause 5.1;

     "Intellectual Property" means all patents, registered designs, know-how, rights in trade secrets and confidential information; registered or unregistered trade marks, service marks and applications therefor and all other business names, brand names, internet domain names, devices, logos, get up and signs (and whether or not registered or applied for) with all the goodwill associated with or symbolised by any of the foregoing; all other inventions (whether or not capable of protection by patent or other form of registration); all copyright, rights in the nature of copyright, sui generis rights, design rights, semi-conductor topography rights, moral rights, database rights and all other like rights in all parts of the world whether present or vested future or contingent in any work however embodied or recorded; all other intellectual property rights throughout the world for the full term of the rights concerned and including: all registrations and pending registrations relating to any such rights and the benefit of any pending applications for any such registrations; all reversions, extensions and renewals of such rights; and all accrued rights of action in relation to such rights (including the right to sue for and recover damages for past infringements);

     "Leases" means the leases of the Premises, details of which are set out in part A of Schedule 10;

     "Leasing/Hire Agreements" means all those contracts, arrangements or orders entered into on or prior to the Closing Date by or on behalf of the Vendors and/or the Partnership in relation to the leasing, lease purchase or hire of goods or equipment for use in the Business which on the Closing Date remain to be performed in whole or in part including but not limited to all those contracts particulars of which are set out in Schedule 4;

     "Liabilities" means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking;

     "Licences" means the licences, agreements, contracts, permissions, undertakings and understandings listed in part B of Schedule 5 being all the legal arrangements pursuant to which the Vendors and/or the Partnership are entitled to utilise any Intellectual Property owned by any third party;

     "Licensors" means the licensors under the Licences;

     "Losses" means losses, liabilities, damages, costs (including legal costs), in each case of any nature whatsoever;

     "Management Accounts" means the unaudited management accounts of the Partnership comprising a balance sheet as at 31 March 2002 and a profit and loss account for the period which commenced on 1 May 2001 and ended on 31 March 2002, a copy of which is annexed to the Disclosure Letter;

     "Motor Vehicles" means those motor vehicles details of which are set out in
     Schedule 9;

     "Net Assets" means the aggregate of assets less liabilities of the Partnership as at the Closing Date, as determined in accordance with clause 6;

     "Net Current Assets" means the aggregate of current assets less current liabilities as at the Closing Date, as determined in accordance with clause 6;

     "New Premises" means the premises details of which are set out in Part B of
     Schedule 10;

     "Partnership" means the partnership through which the Business has been conducted immediately prior to this agreement by the Vendors under the name Bache Treharne;

     "Pending Invoices" means the invoices pending verification details of which are set out in Schedule 19;

     "Premises" means the premises details of which are set out in part A of
     Schedule 10;

     "Purchaser Group" means the Purchaser, its holding company and all companies and undertakings which now or in the future become subsidiaries or subsidiary undertakings of the Purchaser or of any such holding company;

     "Purchaser's Solicitors" means Taylor Joynson Garrett of Carmelite, 50 Victoria Embankment, Blackfriars, London EC4Y 0DX;

     "Purchaser's Warranties" means the warranties on the part of the Purchaser set out in Schedule 14;

     "Records" means all documents, papers and records (however stored) relating to the Business, Assets and the Transferring Employees including but not limited to books, accounts, copy invoices, copy orders, costings produced by suppliers, agreements, contracts, drawings, product, design and advertising literature and material, catalogues, specifications, quotations, lists of customers and suppliers, credit reports, price lists, cost records and VAT records of the Business kept or required to be kept by the Partnership and/or Vendors;

     "Receivables" means all accounts receivable, notes receivable and other receivables, accounts due or owing to the Vendor in relation to the Business prior to the Closing Date, including pre-payments and including without limitation those items listed in Schedule 18;

     "Relevant Dismissal" means a dismissal which is agreed or determined to be unfair for the purposes of the Employment Rights Act 1996 (or would be so were the employee to have been continuously employed for more than 12 months) but excluding a constructive dismissal;

     "Retained Assets" means the assets referred to in clause 3 as being excluded from the sale and purchase pursuant to this agreement;

     "Retained Liabilities" has the meaning given that term at clause 4.3;

     "Retained Motor Vehicles" means those motor vehicles details of which are set out in Part B of Schedule 9;

     "Second Revenue Measurement Period" means the period from the date of the first anniversary of Closing to the date of the second anniversary of Closing;

     "Second Year Earn Out Calculations" means the calculations relating to EBITA and Gross Profit for the Second Revenue Measurement Period agreed or determined in accordance with Schedule 16;

     "Securities Act" means the Securities Act 1933, as amended, of the United States of America;

     "Security Interest" means and includes any encumbrance, mortgage, charge, assignment for the purpose of security, pledge, lien, right of set-off, retention of title or hypothecation for the purpose, or which has the effect, of granting a security interest of any kind whatsoever and any agreement, whether conditional or otherwise, to create any of the foregoing;

     "Software" means the computer programs listed in part B of Schedule 6 and all other computer programs used by the Vendors in connection with the Business;

     "Supplier Contracts" means all those contracts, arrangements or orders entered into on or prior to the Closing Date by or on behalf of the Vendors and/or the Partnership for the supply or sale of goods or services to the Partnership in connection with the Business which at the Closing Date remain to be performed in whole or in part including, but not limited to, all those contracts particulars of which are set out in Schedule 3;

     "Tax" or "Taxation" means all forms of taxation, charges, duties, imposts, levies and rates whenever imposed and whether of the United Kingdom or elsewhere and whether chargeable directly or primarily against or attributable directly or primarily to the company or to any other person, including without limitation income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), withholding taxes, corporation tax, advance corporation tax (including amounts corresponding to or representing advance corporation tax), capital gains tax, capital transfer tax, inheritance tax, rates, uniform business rates, water rates, value added tax, custom duties, capital duty, excise duties, betterment levy, community charges, insurance premium tax, landfill tax, stamp duty, stamp duty reserve tax, national insurance, social security or other similar contributions, and generally any tax, duty, impost, levy or rate or other amount and any interest, penalty or fine in connection therewith;

     "Third Revenue Measurement Period" means the period from the date of the second anniversary of Closing to the date of the third anniversary of Closing;

     "Third Year Earn Out Calculations" mans the calculations relating to EBITDA and Gross Profit for the Third Revenue Measurement Period determined in accordance with Schedule 16,

     "Transfer Regulations" means the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended);

     "Transferring Employees" means the persons employed by the Vendors and/or the Partnership in the Business at the date of this agreement (whose names and addresses are set out in Schedule 13 together with certain particulars of their respective employments);

     "Transferring Motor Vehicles" means those motor vehicles details of which are set out in Part A of Schedule 9;

     "US$" means the lawful currency of the United States of America;

     "U.S. Person" means any of the following: (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (viii) any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and
     (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts;

     "United States" as used in clause 18 includes the territories and possessions of the United States, any State of the United States and the District of Columbia;

     "VAT" means Value Added Tax chargeable under the Value Added Tax Act 1994 (the "VAT Act") or under any legislation replacing the same or under any legislation which the VAT Act replaced and shall further mean Value Added Tax at the rate in force when the relevant supply is made and any tax of a similar nature which is introduced in substitution for or as an addition to such tax from time to time and any penalties or fines in relation thereto;

     "Vendors' Pension Scheme" means the Group Pension Plan operated for employees of the Business and insured with National Provident Institution;

     "Vendors' Solicitors" means Gateley Wareing of Windsor House, 3 Temple Row, Birmingham B2 5JR;

     "Warranties" means the warranties and representations set out in Schedules 12 and clauses 10 and 19;

     "Web Site" means the web sites operated by the Vendor in connection with the Business on the internet and accessible at www.bache-treharne.co.uk and www.bidme.co.uk ; and

     "Work in Progress" means the work in progress in connection with the Business Contracts as at the Closing Date.

1.2  In this agreement and the recitals and the Schedules:

     (a) reference to any statute or statutory provision includes a reference to that statute or statutory provision as amended, extended or re-enacted and to any regulation, order, instrument or subordinate legislation under the relevant statute or statutory provision;

     (b) reference to the singular includes a reference to the plural and vice versa;

     (c) reference to any recital, clause or Schedule is to a recital, clause or Schedule (as the case may be) of or to this agreement and a reference to this agreement includes a reference to the Schedules;

     (d)  reference to any gender includes a reference to all other genders;

     (e) references to persons include bodies corporate, unincorporated associations and partnerships and any reference to any party who is an individual is also deemed to include their respective legal personal representative(s);

     (f) references to documents "in the agreed form" are to documents in the form of the draft agreed between the parties on or prior to today's date and initialled by either the parties or the Vendors' Solicitors and the Purchaser's Solicitors for the purposes of identification;

     (g) references to the Vendor include (where the context admits) each of the Vendors; and

     (h) references to the wording "includes" or "including" shall mean without limitation.

2.   Agreement to sell and purchase

2.1 Subject to clause 13 and Schedule 10 the Vendors shall sell and transfer or procure the sale and transfer (which expression shall where appropriate include an assignment) with full title guarantee and the Purchaser (relying on the Warranties, representations and undertakings in this agreement) shall purchase with effect from the Closing Date the Business as a going concern and the following assets:

     (a)  the benefit (subject to the burden) of the Business Contracts;

     (b)  the Business Intellectual Property;

     (c)  the Computer System;

     (d)  the Vendors' rights over the Customer Cash (if any);

     (e)  the Equipment;

     (f)  the Fixed Assets;

     (g)  the Goodwill;

     (h)  the Transferring Motor Vehicles;

     (i)  the Vendors' leasehold interests in the Premises;

     (j)  the Records;

     (k)  the Work in Progress;

     (l) all the Vendors' rights in connection with the Business against third parties including all rights, claims, credits, causes of action or rights of set-off whether liquidated or unliquidated, fixed or contingent and all rights under any warranties, conditions, guarantees or indemnities or under the Sale of Goods Act 1979 relating to any of the Assets and the benefit of all sums to which the Vendor is entitled from third parties or insurers in respect of damage to the Assets; and

     (m) all (if any) other assets, property or rights of the Vendors relating to or connected with or belonging to or required for or used in the Business or in or on the Premises and which are not described in the above paragraphs of clause 2.1 but excluding the Retained Assets.

2.2 All the Assets shall be sold free of all options, liens, charges, claims, equities and Encumbrances and together with the benefit of all rights and advantages belonging to or accruing on the Assets as at and from the Closing Date.

2.3 Subject to clause 13 and Schedule 10 title to and risk in each of the Assets will pass to the Purchaser on Closing.

2.4 Subject to the Purchaser's rights under clause 9.2 and subject also to clause 13 and Schedule 10, the sale and purchase of each of the Assets is interdependent and shall be completed simultaneously.

2.5 Subject to clause 13 and Schedule 10 at Closing the Purchaser shall be deemed to have assumed responsibility for the Creditors and other Assumed Liabilities and shall discharge its obligations relating thereto in accordance with the provisions of clause 17.11.

3.   Retained Assets

     The following Retained Assets are expressly excluded from the sale and purchase of the Business and the Assets:

     (a)  the Excluded Contracts;

     (b) all the Vendors' cash in hand or at a bank or at any other financial institution other than Customer Cash as at the Closing Date;

     (c) any amount due or recoverable in respect of Tax relating to the Business attributable to periods or transactions completed before the Closing Date;

     (d)    the Receivables;

     (e)    the Vendors' leasehold interests in

            (i)   Unit 8 Summerhill Industrial Park (formerly known as Unit 4):
                  and

            (ii)  the Excluded Premises;

     (f) debentures relating to the Rugby Football Union in the name of any of the Vendors and/or the Partnership;

     (g) any interest of the Vendors in Cornwall House, 31 Lionel Street, Birmingham; and

     (h)    the Retained Motor Vehicles

4.   Liabilities

4.1 Other than as expressly set out in this agreement, no Liability, shall pass to the Purchaser, or shall be construed as having been accepted by the Purchaser.

4.2 The Assumed Liabilities are the Vendors' liabilities and obligations under or in respect of:

     4.2.1 all the Customer Cash deposits, if any, to the extent delivered to the Purchaser at the Closing Date;

     4.2.2 the accrued rights as at the Closing Date of the Transferring Employees in relation to compensation and in relation to holiday entitlement;

     4.2.3 VAT in respect of carrying on the Business for the VAT period(s) from 30 April 2001 to Closing Date, but not any amount exceeding (Pounds)90,000;

     4.2.4 the liability of the Vendors in respect of income tax and national insurance contributions under PAYE in respect of the Transferring Employees for the period from 30 April 2001 to Closing Date, but not any amount exceeding (Pounds)55,000; and

     4.2.5  the Creditors;

     4.2.6 but excluding any liabilities which are expressly stated to be Retained Liabilities.

4.3 The Vendors shall remain liable for and shall pay, perform and discharge all of the Retained Liabilities. The Retained Liabilities are all Liabilities of the Vendors in relation to the Business other than the Assumed Liabilities. Further and without limitation, the Retained Liabilities shall include the Vendors' Liabilities and obligations now or hereafter arising under or in respect of:

     4.3.1 Taxation other than VAT and PAYE as provided in clause 4.2.2 and 4.2.3;

     4.3.2 any Business Contract which cannot be effectively and fully assigned to the Purchaser at Closing (including without limitation as regards all related guarantees and other security);

     4.3.4  any of the Retained Assets;

     4.3.5 any claims or legal, administrative or arbitration proceedings of any nature by third parties (whether made or commenced before or after the Closing Date) in relation to the conduct of the Business prior to the Closing Date, whether any such claims arise or arose before, on or after the Closing Date or otherwise;

     4.3.6  this agreement;

     4.3.7  the negotiation, preparation and execution of this agreement;

     4.3.8 any indebtedness for money borrowed, including (without limitation) indebtedness secured by any of the Assets or any liability or obligation arising from being a guarantor, indemnifier, surety or accommodation party of any other person;

     4.3.9  any Environmental Liability;

     4.3.10 any liability relating to a claim by Elderstreet Downing VCT plc or any other party concerning the valuation of assets of Rushden Playsafe Limited by the Vendors and/or the Partnership;

     4.3.11 any liability relating to the Retained Motor Vehicles; and

     4.3.12 any contingent liability.

4.4  On becoming aware of any such claim or proceedings as referred to in clause
     4.3.5 the Vendor shall promptly give notice of it to the Purchaser and shall not take any steps which would damage or could be reasonably expected to damage the commercial interests of the Purchaser without the prior written consent of the Purchaser.

4.5 The Purchaser shall with effect from Closing undertake to assume, perform and discharge the Assumed Liabilities.

4.6 The Purchaser shall indemnify the Vendor in respect of any Losses incurred or suffered by the Vendor in relation to the Assumed Liabilities.

4.7 The Vendor shall indemnify the Purchaser in respect of any Losses incurred or suffered by the Purchaser in relation to the Retained Liabilities.

4.8 If following agreement or determination of the Final Closing Balance Sheet there is any doubt as to whether a liability or obligation is an Assumed Liability, it shall only be so to the extent that provision was made for it in the Draft Closing Balance Sheet.

5.   Consideration

5.1 The Initial Consideration shall be US$7,395,322, as adjusted pursuant to clause 6, and shall be satisfied by the Purchaser at Closing by:-

         (a) payment by the Purchaser of the sum of US$4,176,960 by electronic transfer to the account of the Vendors' Solicitors at Bank of Scotland plc, 14 Friar Lane, Leicester LE1 5RA, sort code 12-08-81, account number 00553357; and

         (b) the issue and delivery to the Vendors of 401,793 shares of DoveBid Common Stock credited as fully paid up rounded down to the nearest whole share (without any payment of fractional shares).

5.2 The Initial Consideration shall be apportioned between the Assets as set out in Schedule 17.

5.3 The Vendors shall be entitled to the Initial Consideration and the DoveBid Common Stock in the Applicable Proportions set out in Schedule 1.

6.       Closing Balance Sheet and Adjustments

6.1      The Draft Closing Balance Sheet is set out in Schedule 15.

6.2 The Purchaser shall procure the preparation of the Final Closing Balance Sheet in accordance with the accounting policies, principles and practices applied for the purposes of the Accounts and deliver to the Vendors the Final Closing Balance Sheet within one year of the Closing Date.

6.3 The Vendors shall review the Final Closing Balance Sheet delivered by the Purchaser under clause 6.2 and shall within 14 days of its receipt deliver to the Purchaser a report setting out any matters of disagreement. In the absence of the Vendors delivering a report to the Purchaser within that period, the Final Closing Balance Sheet shall be deemed to be agreed by the parties.

6.4 If, within 14 days of the delivery to the Purchasers of the report referred to in clause 6.3, there remains an outstanding dispute with respect to the Final Closing Balance Sheet, any party may refer the dispute to a firm of independent chartered accountants, nominated jointly by the Vendors and the Purchaser or, failing nomination within seven days after request by either the Vendors or the Purchaser, nominated at the request of either party by the president of the Institute of Chartered Accountants in England and Wales. The firm shall be instructed to prepare as soon as practicable (and in any event within 21 days of their nomination) a determination of the Final Closing Balance Sheet and report referred to above (and without re-opening any matters which are agreed as between the Vendors and the Purchaser). The firm shall act as experts and not as arbitrators and their decision (in the absence of manifest error) shall be final and binding on the parties. Their fees shall be payable by the Vendors and/or the Purchaser in such proportions as the firm shall in their absolute discretion determine (and the Purchaser shall be entitled to deduct the fees from any payment to be made by the Purchaser to the Vendors under this agreement).

6.5 Each of parties shall (and shall use their best endeavours to procure that their respective auditors shall) give all reasonable assistance to the other and their representatives in connection with the production and review of the Final Closing Balance Sheet under this clause 6, including by making available all applicable books, records, working papers and personnel.

6.6 If the amount of the Net Assets set out in the Final Closing Balance Sheet (as agreed or determined by this clause 6) is less than negative three thousand pounds sterling (Pounds)(3,000), the Vendors shall pay in cash to the Purchaser within 14 days of the agreement or determination of the Final Closing Balance Sheet the shortfall of the Net Assets on a pound for pound basis.

6.7 If the amount of the Net Current Assets set out in the Final Closing Balance Sheet (as agreed or determined by this clause 6) is less than negative two hundred and six thousand pounds sterling (Pounds)(206,000), the Vendors shall pay in cash to the Purchaser within 14 days of the agreement or determination of the Final Closing Balance Sheet the amount of the shortfall of the Net Current Assets on a pound for pound basis.

6.8 If the amount received by the Purchaser in relation to each of the Pending Invoices is less than the amount of each invoice listed in
         Schedule 19, the Vendors shall pay in cash to the Purchaser within 60 days of the Closing Date the shortfall on a pound for pound basis.

7.       Deferred Consideration

7.1 The Deferred Consideration shall comprise the following further cash payments made by the Purchaser to the Vendors, in the Applicable Proportions, in the amounts and on the dates set out below, subject to Peter Bache being in the employment of the Purchaser on the relevant date that a payment is due (unless such employment is terminated by a Relevant Dismissal) together with any further amounts paid pursuant to clause 7.2 and clause 7.6 below:

         (a)     US$500,000, payable on the first anniversary of Closing;

         (b)     US$500,000, payable on the second anniversary of Closing; and

         (c)     US$500,000 payable on the third anniversary of Closing.

7.2 Subject in each case below to clause 7.3 and to Peter Bache remaining in the employment of the Purchaser for the whole of the applicable relevant measurement period (unless such employment is terminated by a Relevant Dismissal) and on the date in which any payment below is payable, the Purchaser shall:

         7.2.1 within five Business Days of the First Year Earn Out Calculations being agreed or otherwise determined in accordance with Schedule 16, if:-

                 (A) each of the First Year Earn Out Calculations relating to
                     EBITDA is equal to or greater than the 115% of the EBITDA Base Level and the First Year Earn Out Calculation relating to Gross Profit is greater than or equal to 115% of the Gross Profit Base Level (the "First Year Major Targets"), pay to those Vendors who remain in the employment of the Purchaser on such date their Applicable Proportion of US$500,000;

                 (B) each of the First Year Earn Out Calculations do not equal or exceed the First Year Major Targets set out in clause 7.2.1(A), but each of the First Year Earn Out Calculation relating to EBITA is greater than or equal to 110% of the EBITDA Base Level and the First Year Earn Out Calculation relating to Gross Profit is greater than or equal to 110% of the Gross Profit Base Level (the "First Year Minor Targets"), pay to those Vendors who remain in the employment of the Purchaser on such date their Applicable Proportion of US$250,000;

                 (C) either of the First Year Earn Out Calculations does not exceed or equal each of the First Year Minor Targets set out in clause 7.2.1(B), not make any payment to the Vendors; and

         7.2.2 within five Business Days of the Second Year Earn Out Calculations being agreed or otherwise determined in accordance with Schedule 16, if:-

                 (A) each of the Second Year Earn Out Calculations are equal to or greater than 115% of each of the First Year Major Targets set out in clause 7.2.1(A) or equal to or greater than 115% of each of the First Year Earn Out Calculations, (whichever is the greater) (the "Second Year Major Targets"), pay to those Vendors who remain in the employment of the Purchaser on such date their Applicable Proportion of US$500,000; or

                 (B) each of the Second Year Earn Out Calculations does not equal or exceed the Second Year Major Targets set out in clause 7.2.2(A), but each of the Second Year Earn Out Calculations is equal to or greater than 110% of each of the First Year Major Targets set out in clause 7.2.1(A) or equal to or greater than 110% of each of the First Year Earn Out Calculations (whichever is the greater) (the "Second Year Minor Targets"), pay those Vendors who remain in the employment of the Purchaser on such date their Applicable Proportion of US$250,000; or

                 (C) either of the Second Year Earn Out Calculations does not exceed or equal each of the Second Year Minor Targets set out in clause 7.2.2(B), not make any payment to the Vendors.

         7.2.3 within five Business Days of the Third Year Earn Out Calculations being agreed or otherwise determined in accordance with Schedule 16, if:-

                 (A) each of the Third Year Earn Out Calculations is equal to or greater that 115% of each of the Second Year Major Targets set out in clause 7.2.2(A) or equal to or greater than 115% of each of the Second Year Earn Out Calculations (whichever is the greater) (the "Third Year Major Targets"), pay those Vendors who remain in the employment of the Purchaser on such date their Applicable Proportion of US$500,000; or

                 (B) each of the Third Year Earn Out Calculations does not equal or exceed the Third Tear Major Targets set out in clause 7.2.3(A), but each of the Third Year Earn Out Calculations is equal to or greater than 110% of each of the Second Year Major Targets set out in clause 7.2.2(A) or equal to or greater than 110% of each of the Second Year Earn Out Calculations (whichever is the greater) (the "Third Year Minor Targets"), pay those Vendors who remain in the employment of the purchaser their Applicable Proportion of US$250,000; or

                 (C) either of the Third Year Earn Out Calculations does not exceed or equal each of the Third Year Minor Targets set out in clause 7.2.3(B), not make any payment to the Vendors.

7.3 The Earn Out Calculations shall in each case be such amounts as are agreed or determined in accordance with the provisions of Schedule 16 calculated in US Dollars using an exchange rate of 1.4635 US Dollars to each one British Pound.

7.4 Subject to clause 7.5, in the event that any Vendor is not entitled to receive a share of any payment made pursuant to this clause 7.2 by virtue of cessation of his employment, the remaining Vendors shall not be entitled to receive payment of such sum in his place.

7.5 In the event of the death of Peter Bache during any applicable revenue measurement period, 50 % of any payment that is due to Peter Bache under clause 7.2 (if he were to be alive) shall be payable to the remainder of the Vendors in equal proportions provided that each remaining Vendor who receives payment under this clause 7.5 is employed by the Purchaser on the date on which such payment to Peter Bache would have been payable.

7.6 In addition to the cash payments set out in clause 7.1 and payments to be determined in accordance with clause 7.2, the Deferred Consideration shall also comprise the following cash payments by the Purchaser to the Vendors, in the Applicable Proportions, in the amounts and on the dates set out below:

         (a) in relation to any initial first phase fee paid by or on behalf of Opus Land Limited or its affiliate to the Purchaser within 3 months of the Closing Date for work conducted by the Partnership and/or the Purchaser under file no: A0985F relating to the acquisition of the site known as Milton Hill, the Purchaser shall pay to those Vendors who remain in the employment of the Purchaser at the time of such payment in the Applicable Proportion, 80% of any initial first phase fee received from Opus Land Limited within 30 Business Days of receipt; and

         (b) in relation to any initial first phase fee paid by or on behalf of IMI plc or its affiliate to the Purchaser within 9 months of the Closing Date for work conducted by the Partnership and/or the Purchaser under file no: 98/373F relating to the site known as Aston, Birmingham, the Purchaser shall pay to those Vendors who remain in the employment of the Purchaser at the time of such payment in the Applicable Proportion, 60% of any initial first phase fee received from IMI plc within 30 Business Days of receipt.

7.7 If prior to settlement of any amount of the Deferred Consideration, the Purchaser makes any claim under the Warranties or any indemnity in this agreement then the Purchaser may set-off the amount(s) agreed or determined by the courts to be due in respect of such claim (but not any other amount) in or towards satisfaction of any such claim(s) against the Deferred Consideration but any such set-off made by the Purchaser shall in no way prejudice the rights and remedies of the Purchaser for the purpose of recovering any amount due from the Vendors save to the extent of the amount of such set-off. If prior to settlement of any amount of the Deferred Consideration a Vendor has received any advance payment of bonus under his Service Agreement which is not subsequently earned in the relevant financial year, the Purchaser may set-off the amount(s) of such unearned but paid bonus against the Deferred Consideration.

8.       Value Added Tax

8.1 It is intended that the Business shall be transferred to the Purchaser as a going concern for VAT purposes and that the provisions of Article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) shall apply to such transfer and the sale and purchase of the Assets and each party shall use its reasonable endeavours to procure that the sale of the Business and the Assets is treated as neither a supply of goods nor a supply of services under that article.

8.2 The Vendors and the Purchaser shall if and to the extent required by law give notice of such transfer to the appropriate office of H.M. Commissioners of Customs and Excise in the agreed form.

8.3      The Purchaser undertakes to the Vendors that:

         (a) after Closing the Business will be carried on by it as a going concern and the Assets will be used by it in carrying on the Business or a business of the same kind; and

         (b) the Purchaser is already or will as a result of such transfer of the Business immediately on Closing become a taxable person (as defined in section 3 of the Value Added Tax Act 1994).

8.4 The Consideration is exclusive of VAT and in the event that H.M. Commissioners of Customs and Excise determine that any VAT is payable on the sale of the Business or the Assets, following receipt of a valid VAT invoice, the Purchaser shall pay to the Vendors an amount equal to the VAT payable either five Business Days prior to the date on which the Partnership is due to account for the same to H.M. Commissioners of Customs and Excise or, if later, five Business Days following the receipt of the tax invoice.

8.5 VAT payable in respect of goods and services supplied or deemed to be supplied by the Partnership prior to the Closing Date and all interest payable and penalties attributable to such VAT shall be paid to H.M. Commissioners of Customs and Excise by the Vendors.

8.6 The Vendors and the Purchaser intend that section 49 of the Value Added Tax Act 1994 shall apply to the transfer of the Business under this agreement and accordingly:

         (a) on Closing the Vendors shall deliver to the Purchaser all records referred to in such section 49;

         (b) the Vendors shall not make any request to H M Customs & Excise for the records referred to in clause 8.6(a) to be preserved by the Vendor rather than the Purchaser; and

         (c) the Purchaser shall preserve the records referred to in clause 8.6(a) for such period as may be required by law and during that period permit the Vendors reasonable access on prior notice and during working hours to such records for the purpose of inspection or copying (at the Vendors' expense).

8.7 If Part XV of the Value Added Tax Regulations 1995 (SI 1995/2518) is applicable to any of the Assets the parties agree that, as against the Vendors, the Purchaser shall take the benefit of, and the Vendors agree to indemnify the Purchaser against the burden of, any deductions and payments under such Part XV which relate to intervals subsequent to that ending under regulation 114 of such Part XV on the day of the transfer of the relevant asset under this agreement, and accordingly:

         (a) the Vendors shall promptly account to the Purchaser for any such deduction received by it (whether by payment or credit) from H M Customs & Excise;

         (b) the Vendors agree to fully indemnify and keep indemnified the Purchaser in respect of any such payment due to H M Customs & Excise; and

         (c) the Vendors shall, on request (and at the Vendor's cost (if any)), promptly make available to the Purchaser information, and allow the Purchaser reasonable access to any documents in the Vendors' possession or control, reasonably required to establish whether and when a deduction arises and the amount of such deduction or any payment.

8.8 The Vendors agree to fully indemnify and keep indemnified the Purchaser (for itself and as trustee for all other persons allocated with the registration number previously allocated to the Vendors) in respect of any VAT payable in relation to goods and services supplied or deemed to be supplied prior to the Closing Date and all interest payable and penalties attributable to such VAT.

9.       Closing

9.1 Subject to clause 13 and Schedule 10 Closing will take place in accordance with the provisions of this clause 9 at the offices of the Purchaser's Solicitors (or at such other place as the parties may agree) on the Closing Date.

9.2 If on the Closing Date the Vendors fail or have failed to comply in any respect with the provisions of clauses 9.3 or 9.4 or of clauses 10 or 11 the Purchaser may:

         (a) proceed to Closing so far as practicable but without prejudice to its rights hereunder; or

         (b) rescind this agreement.

9.3 On Closing the Vendors shall deliver to or procure delivery to the Purchaser of:

         (a) physical possession of all the Assets capable of passing by delivery and title and risk in such Assets shall pass by and upon such delivery;

         (b) duly executed conveyances, transfers, assignments and other documents in the agreed form necessary to vest title in the Premises in the Purchaser or as the Purchaser shall direct;

         (c) the Leases relating to the Premises and all invoices, policies, premiums receipts, maintenance contracts and other documents and accounts relating to the Premises;

         (d) duly executed agreements in the agreed form for the assignment or novation of the benefit of the Business Contracts to the Purchaser, or as the Purchaser shall direct, and all requisite consents and licences therefor;

         (e) duly executed assignments in the agreed form to vest the Goodwill in the Purchaser or as the Purchaser shall direct;

         (f) duly executed assignments and licences in the agreed form of the Business Intellectual Property;

         (g) all documents of title, certificates, deeds, licences, agreements and other documents relating to the Business Intellectual Property in the Vendors' possession or control or which should be in the Vendors' possession or control and all manuals, drawings, plans, documents and other materials and media on which the Business Confidential Information is recorded;

         (h) the registration documents, logbooks and test certificates of the Transferring Motor Vehicles;

         (i) the originals of the Business Contracts and all documents and agreements in the Vendors' possession or control or which should be in the Vendors' possession or control (including documents of title and certificates for lawful operation and use and all service documents) relating to the Assets referred to in clause 9.3(a), where relevant, duly written up to the Closing Date;

         (j) releases duly executed by the chargee in a form acceptable to the Purchaser in respect of all Security Interests on or affecting any of the Assets;

         (k)  the Records;

         (l) all National Insurance and PAYE records fully completed in respect of the Transferring Employees and showing that payments are up to date;

         (m) a written acknowledgement executed as a deed from the Vendors that all financial and other arrangements to which any of the Vendors is a party and which affect the Business or Assets have been cancelled by mutual agreement and without any compensation or damages being payable by either party to the other;

         (n)  the duly executed Disclosure Letter;

         (o) service agreements in the agreed form duly executed by each of the Vendors; and

         (p) a representation letter in the agreed form from each of the Vendors completed and duly executed in favour of DoveBid.

9.4 The Vendors shall give the Purchaser vacant possession of the Premises on Closing.

9.5 The Vendors shall give the required notice to The Royal Institution of Chartered Surveyors of the transfer of the Business and the change of name of the Business pursuant to the terms of this agreement.

9.6 On Closing and against compliance by the Vendors with their obligations under clauses 9.3 and 9.4 the Purchaser shall:

         (a)  satisfy the Initial Consideration in accordance with clause 5.1;

         (b) deliver to the Vendors counterparts of the documents referred to in clauses 9.3(d) to (g) duly executed by the Purchaser; and

         (c) deliver to the Vendors a copy of the minutes of a meeting of the directors of the Purchaser in the agreed form approving and authorising the execution by the Purchaser of this agreement and of any other documentation referred to in this agreement or that may be necessary or desirable arising out of or in connection with this agreement or the transaction contemplated thereby and appointing the relevant signatory or signatories to sign this agreement and any such other documentation on its behalf endorsed with a certificate by the company secretary of the Purchaser that such copy minutes are a true and accurate record of the relevant meeting and that the authority conferred remains valid and outstanding as at Closing.

9.7 On Closing and against compliance by the Vendors with their obligations under clauses 9.3 and 9.4 DoveBid shall:

         (a) allot and issue the shares referred to in clause 5.1 to the Vendor in the Applicable Proportions credited as fully paid up; and

         (b) deliver to the Vendors duly executed share certificates for such shares.

10.      Warranties

10.1 In consideration of the Purchaser entering into this agreement at the request of the Vendors, the Vendors hereby warrant to the Purchaser in the knowledge that the Purchaser relies upon the accuracy of each of the Warranties in entering into this agreement and that they form the basis of this agreement, that (subject only to the limitations contained in clause 12) the Warranties are at the date of this agreement be true and accurate in all respects.

10.2 The benefit of the Warranties may be assigned upon notification in writing to each of the Vendors in whole or in part and without restriction by the person for the time being entitled to them.

10.3 Each of the Warranties shall be construed as a separate and independent warranty and (save where expressly provided to the contrary) shall not be governed, limited or restricted by reference to or inference from any other terms of this agreement or any other Warranty.

10.4 Any payments made by the Vendors to the Purchaser in respect of claims under the Warranties shall be treated by the parties as a reduction in the Consideration.

10.5 Where any of the Warranties is qualified by the expression "so far as the Vendors are aware" or any similar expression, the Vendors shall be deemed to have such awareness as the Vendors would have after having made all due, diligent and careful enquiry.

10.6 It shall not be a defence to any claim under the Warranties that the Purchaser ought to have known about the matter which is the subject of the claim by reason of any investigation or enquiry carried out by the Purchaser or its professional advisors prior to Closing, and the Purchaser shall only be treated as being aware of any fact or information Disclosed and the rights and remedies of the Purchaser in respect of any breach of this agreement shall not be affected by any investigation made by or on behalf of the Purchaser into the Business and Assets nor by any other event or matter whatsoever, except a specific and duly authorised written waiver or release given by the Purchaser.

10.7 The Purchaser confirms that, at the date of this agreement, it is not aware of any circumstances that it has recognised will give rise to a claim under the Warranties.

10.8 The Vendors hereby agree with the Purchaser to waive any right which they may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any of the Transferring Employees in enabling the Vendors to give the Warranties, to prepare the Disclosure Letter and to enter into this agreement.

10.9 In the event that the Purchaser shall recover any amount from any person in respect of any matter giving rise to a claim under the Warranties, the amount of the claim under the Warranties shall be reduced by the amount so recovered less all reasonable costs, charges and expenses properly incurred by the Purchaser in recovering that sum from such other person.

10.10 The Purchaser shall provide the Vendors with all reasonable assistance and information reasonably required by the Vendors in any circumstances where the Vendors take any action, institute any proceedings, seek to enforce any contract, or make any claim against a third party in relation to any matter which may give rise to a claim under the Warranties.

11.      Purchaser's remedies

11.1 If there shall be a breach of any of the Warranties or if any Warranty is untrue or inaccurate in any respect then, without prejudice to the right of the Purchaser to claim damages on any basis available to it or to any other rights or remedy available to the Purchaser, the Vendors agree to indemnify the Purchaser in respect of all Losses suffered or incurred by the Purchaser or any member of the Purchaser Group as a result of such breach of Warranty or of any such Warranty being untrue or inaccurate.

11.2 All sums payable by the Vendors to the Purchaser for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

11.3 If any deduction or withholding in respect of Tax or otherwise is required by law to be made from any of the sums payable as mentioned in clause 11.2, the Vendors shall be obliged to pay to the Purchaser such greater sum as will, after such deduction or withholding as is required to be made has been made, so as to leave the Purchaser with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding less any tax credit or other benefit to the Purchase arising from such deduction or withholding.

11.4 If any sum (the "first sum") payable by the Vendor to the Purchaser as mentioned in clause 11.2 shall be subject to Tax in the hands of the Purchaser then the Vendors shall pay to the Purchaser (as often as shall be necessary) such additional sum or sums as will after such Tax (and any Tax on such additional sums or sums) leave the Purchaser with an amount equal to the first sum.

12.      Limitations to the Warranties

         Fraud

12.1 Notwithstanding any other provision of this agreement, no limitations of any kind whatsoever (including, without prejudice to the generality, the limitations provided in this clause on making claims within particular time periods or limiting claims or aggregates of claims to any particular sums of money) shall apply to any claim under this agreement against the Vendors when it can be proved that such claim is based on any dishonest or fraudulent act or dishonest or fraudulent omission, concealment or misrepresentation of, or by, the Vendors prior to Closing.

         Time limits

12.2 Save in respect of the Warranties contained in part A Schedule 12 which shall not be subject to any time limits, the rights of the Purchaser in respect of any breach or non-fulfilment of any of the Warranties (other than the Warranties contained in part E of Schedule 12) shall only be enforceable if notice in writing (giving in so far as may then be practicable the amount and details of the claim) shall be given to the Vendor on or before the expiry of a period of two years from Closing.

12.3 The rights of the Purchaser in respect of any breach or non-fulfilment of any of the Warranties contained in part E of Schedule 12 shall only be enforceable if notice in writing (giving insofar as may then be practicable the amount and details of the claim) shall be given to the Vendors on or before the expiry of a period of seven years from Closing.

         Basket

12.4 Save in respect of the Warranties contained in part A of Schedule 12 which shall not be subject to any de minimis limits, the Vendors shall not be liable in respect of any claim under the Warranties unless and to the extent that the aggregate cumulative liability of the Vendors in respect of all such claims exceeds (Pounds)50,000, and in such event the Vendors shall be liable for the whole of such liability and not merely for the excess of such liability over (Pounds)50,000.

         Maximum claims

12.5 Save in respect of the Warranties contained in part A of Schedule 12, which shall not be subject to any cap, the Purchaser shall not be entitled to recover from any of the Vendors under the Warranties any sum in excess of the Consideration passing under this agreement together with the amount of any interest and costs in respect of such recovery.

12.6 Without prejudice to clause 12.5, the liability of each of the Vendors in respect of any claim under the Warranties shall be limited to the proportion of the aggregate amount of such claim which is equal to his Applicable Proportion.

12.7 The Vendors shall have no liability in respect of any breach of the Warranties to the extent that:-

         12.7.1 such breach or claim occurs as a result of any legislation not in force at the Closing Date which takes effect retrospectively or occurs or is increased as a result of any increase in the rates of taxation after the Closing Date;

         12.7.2 such breach or claim would not have arisen but for any voluntary act, omission, transaction or arrangement after the Closing Date by the Purchaser otherwise than in the ordinary course of business and which the Purchaser knew or ought reasonably to have known could give rise to a claim under the Warranties;

         12.7.3 such claim arises only as a result of any changes after the Closing Date in the accounting bases policies or methods used by the Purchaser in accounting for the Business, so long as the change is not reasonably required in order to bring such bases, policies or methods into conformity with generally accepted accounting principles or to correct errors, inaccuracies or misstatements in the accounts or records of the Business.

12.8 The Purchaser acknowledges to and agrees with the Vendors that it has not entered into this agreement in reliance upon any representations, warranties or undertakings other than the Warranties and any indemnities given by the Vendors in this agreement.

12.9 Nothing contained in this agreement shall diminish the Purchaser's common law obligation to mitigate its loss.

         Third Party Rights

12.10 No term of this agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this agreement.

         Disclosure Letter

12.11 The Vendors shall be under no liability under the Warranties in respect of any matter Disclosed.

13.      The Premises

13.1 The Premises are sold subject to the conditions and other provisions set out in Part D of Schedule 10.

13.2 Subject to obtaining any mortgagee's consent required to the same, which the Vendors shall take all reasonable steps to obtain as soon as reasonably practicable, the Vendors agree to lease Unit 8 Summerhill Industrial Park ("Unit 8") to the Purchaser subject to:

         (a) such terms as they shall jointly agree both acting in good faith PROVIDED THAT such terms shall be those which are fair and reasonable in the open market;

         (b) the Purchaser, acting reasonably, being satisfied that the Vendors have a good and marketable title to Unit 8 free from adverse encumbrances, third party interests of whatsoever nature, restrictive covenants, leases to any third party and any other adverse matters; and

         (c) the Purchaser receiving results to its usual pre-contract searches and enquiries which are satisfactory to it (acting reasonably) including without limitation those relating to planning.

13.3 If either the said mortgagee's consent has not been granted or if the parties have not completed the said lease within 6 months of the date of this agreement then in either case either party may serve written notice upon the other terminating their obligations under this clause
         13.2 and 13.5 but without prejudice to any antecedent breach by either party.

13.4     Until the earlier of:

         (a) the date the Purchaser leases or takes some other interest in an alternative warehouse property to Unit 8 upon terms satisfactory to the Purchaser;

         (b) the date the Purchaser is prevented from occupying or is no longer permitted to occupy Unit 8; or

         (c)  the date of termination in accordance with clause 13.4 (vii);

         the Purchaser may occupy Unit 8 from the Closing Date as licensee of the Vendors and the Vendors shall hold Unit 8 upon trust for the Purchaser subject to the following provisions:

              (i) notwithstanding the capacity of the Purchaser as licensee of the Vendors in respect of its occupation of Unit 8 the Purchaser may carry on business at Unit 8 for its own account;

              (ii) for the period of its occupation only the Purchaser shall be responsible for and comply with the lessee's covenants and conditions contained in the Vendors' Lease of the Premises dated 25 March 1984 made between Clark St Modwen Properties Limited (1) Harold Leslie Hadley and Lawrence Carter (2) ("the Unit 8 Lease") including payment of all rates water rates insurance premiums and other outgoings of any annual or recurring nature (apportioned on a day to day basis) and also for all gas and electricity consumed on Unit 8 but excluding any covenant against parting with possession without landlord's consent in relation to the occupation by the Purchaser and/or DoveBid only PROVIDED THAT the Purchaser shall not be obliged to put Unit 8 into any better state of repair than it is in as at the Closing Date or be liable for subsequent fair wear and tear;

              (iii) for the period of its occupation only the Purchaser shall be responsible for the prompt and punctual payment of the rents and other outgoings due to the Landlord under the Unit 8 Lease during that period;

              (iv) the Vendors shall not exercise any rights to terminate contained in the Unit 8 Lease;

              (v) the Vendors shall if required by the Purchaser apply for any consent or licence required under the Unit 8 Lease but not otherwise;

              (vi) the Vendors shall not without the consent of the Purchaser surrender or vary the Unit 8 Lease; and

              (vii) the licence shall be terminable by the Purchaser giving the Vendors two week's prior written notice.

13.5 Subject to obtaining any mortgagee's consent required to the same, which the Vendor shall take all reasonable steps to obtain as soon as reasonably practicable, the Vendors agree to procure that GW3113 Limited shall lease the first and part of the second floors, Cornwall House, 31 Lionel Street to the Purchaser subject to:

         (a) such terms as GW3113 Limited and the Purchaser shall jointly agree both acting in good faith PROVIDED THAT such terms shall be those which are fair and reasonable in the open market;

         (b) the Purchaser, acting reasonably, being satisfied that the Vendors have a good and marketable title to such property and is free from adverse encumbrances, third party interests of whatsoever nature, restrictive covenants, leases to any third party and any other adverse matters; and

       (c) the Purchaser receiving results to its usual pre-contract searches and enquiries which are satisfactory to it (acting reasonably) including without limitation those relating to planning.

13.6 If either the said mortgagee's consent has not been granted or if the parties have not completed the said lease within 6 months of the date of this agreement either party to this agreement may serve written notice upon the other terminating their obligations under clause 13.4 and 13.7 but without prejudice to any antecedent breach by either party.

13.7   Until the earlier of:

       (a) the date the Purchaser leases or takes some other interest in an alternative property to the Excluded Premises upon terms satisfactory to the Purchaser (which Property may include without limitation the Cornwall House Property referred to above but shall not include Unit 8);

       (b) the date the Purchaser is prevented from occupying or is no longer permitted to occupy the Excluded Premises; or

       (c)  31 July 2002,

       the Purchaser may occupy the Excluded Premises from the Closing Date as licensee of the Vendors and the Vendors shall hold the Excluded Premises upon trust for the Purchaser subject to the following provisions:

            (i) notwithstanding the capacity of the Purchaser as licensee of the Vendors in respect of its occupation of the Excluded Premises the Purchaser may carry on business at the Excluded Premises for its own account;

            (ii) for the period of its occupation only the Purchaser shall be responsible for and comply with the lessee's covenants and conditions contained in the Supplemental Lease and Car Park Licence referred to in Part C of this Schedule 10 ("the Excluded Lease Documents") including payment of all rates water rates insurance premiums and other outgoings of any annual or recurring nature (apportioned on a day to day basis) and also for all gas and electricity consumed on the Excluded Premises but excluding any covenant against parting with possession without landlord's consent in relation to the occupation by the Purchaser and/or DoveBid or any liability in respect of fair wear and tear since the date of the schedule of condition annexed to the said Supplemental Lease;

            (iii) for the period of its occupation only the Purchaser shall be responsible for the prompt and punctual payment of the rents and other outgoings due to the Landlord under the Excluded Premises Documents during that period;

            (iv) the Vendors shall not exercise any rights to terminate contained in the Excluded Premises Documents;

           (v) the Vendors shall if required by the Purchaser apply for any consent or licence required under the Excluded Premises Documents but not otherwise; and

           (vi) the Vendors shall not without the consent of the Purchaser surrender or vary any of the Excluded Lease Documents.

14.    The Transferring Employees

14.1 The parties acknowledge and agree that the sale and purchase pursuant to this agreement will constitute a relevant transfer for the purposes of the Transfer Regulations and that it will not operate so as to terminate any of the contracts of employment of the Transferring Employees and such contracts shall be transferred to the Purchaser pursuant to the Transfer Regulations with effect from the Closing Date.

14.2 The Vendors undertake to the Purchaser (for itself and as trustee for all other owners for the time being of the whole or any part of the Business and the Assets):

       (a) to perform and observe, pending Closing, all the Partnership and/or the Vendors' obligations and those of any of its predecessors (whether arising under common law, statute, equity or otherwise) under or in connection with the contracts of employment of the Transferring Employees (or any of the said obligations the Partnership and/or the Vendors would have had under or in connection with the said contracts but for the Transfer Regulations);

       (b) to pay to the Transferring Employees all sums to which they are entitled up to and including the Closing Date (whether arising under common law, statute, equity or otherwise) including, without limitation, all wages and salaries, sick pay, maternity pay, any liability to taxation, expenses, commission and other sums which are payable in respect of any period up to the Closing Date;

       (c) to comply in all respects with Regulation 10 of the Transfer Regulations (and to provide to the Purchaser such information that the Purchaser may request in writing in order to verify such compliance);

       (d) not to alter (whether to take effect prior to, on or after Closing) any of the terms of employment or engagement of any of the Transferring Employees;

       (e) not to make any deduction from the salary or other wages due to any of the Transferring Employees (otherwise than in respect of PAYE and National Insurance contributions) unless such deduction shall previously have been approved in writing by such of the Transferring Employees;

       (f) not to terminate or take any steps to terminate the contract of employment of, nor to dismiss (constructively or otherwise), any of the Transferring Employees;

       (g) not to transfer or move or redeploy any of the Transferring Employees from working within the Business, or induce any such Transferring Employee to resign his employment from the Business or to agree to transfer or move or be redeployed from the Business (without the prior written consent of the Purchaser);

       (h) fully to indemnify and keep indemnified the Purchaser against all Losses, which the Purchaser or any of such owners may suffer, sustain, incur, pay or be put to by reason or on account of or arising from:

           (i) any failure by the Partnership and/or the Vendors to comply with its/their obligations under clause 14.2;

           (ii) any claim or other legal recourse by all or any of the Transferring Employees in respect of any fact or matter concerning or arising from employment with the Partnership and/or the Vendors prior to the Closing Date;

           (iii) any claim or other legal recourse by any trade union or staff association recognised by the Partnership and/or the Vendors or employee representatives in respect of all or any of the Transferring Employees arising from or connected with the failure by the Partnership and/or the Vendors to comply with its their obligations to such trade union or staff association or employee representatives;

           (iv) the employment or termination of employment of any agent or contractor or employee of the Partnership and/or the Vendors (other than the Transferring Employees) whose employment is transferred to the Purchaser by the Transfer Regulations;

           (v) any act or omission done or omitted to be done by the Partnership and/or the Vendors prior to the Closing Date in relation to the Transferring Employees or any other employee of the Partnership and/or the Vendors which by virtue of the Transfer Regulations is deemed to be an act or omission of the Purchaser; and

           (vi) without prejudice to clause 14.2(h)(v) above, any claim or demand or other legal recourse against the Purchaser by any other person or agent or employee or contractor of the Partnership and/or the Vendors who claims (whether correctly or not) that the Purchaser has inherited liability from the Partnership and/or the Vendors in respect of them by virtue of the Transfer Regulations.

14.3 If any contract of employment or collective agreement not Disclosed to the Purchaser shall have effect as if originally made between the Purchaser and any person (including the Transferring Employees) or a trade union as a result of the provisions of the Transfer Regulations:

       (a) the Purchaser may, upon becoming aware of the application of the Transfer Regulations to any such contract of employment or collective agreement, immediately terminate such contract or agreement; and

       (b) the Vendors shall indemnify and shall keep indemnified the Purchaser against all Losses which the Purchaser may suffer, incur, sustain, pay or be put to by reason or on account of or arising out of such termination or arising from such contracts of employment or collective agreement before and after Closing if such is not terminated by the Purchaser.

 14.4 Without prejudice to the other provisions of this clause 14, the Vendors shall, at their own expense, give the Purchaser such assistance as the Purchaser may reasonably request to contest any claim by any person employed in the Business at or prior to Closing resulting from or in connection with this agreement.

14.5 The Vendors will, upon request by the Purchaser and at the Vendors' expense, provide to the Purchaser such information or documents as the Purchaser may reasonably request relating to the terms and conditions of employment, pension and life assurance arrangements, health, welfare or any other matter concerning any of the Transferring Employees or relating to collective agreements, or collective or individual grievances in the period prior to Closing.

15.    The Business Contracts

15.1 Subject to Closing taking place, the Purchaser shall with effect from the Closing Date assume the obligations and become entitled to the benefits of the Vendor under the Business Contracts and the Purchaser undertakes to carry out and perform and complete all the obligations and liabilities created by or arising under the Business Contracts (except for any obligations or liabilities attributable to a breach on the part of the Vendors or the Partnership or its employees, agents or sub-contractors) and shall indemnify the Vendors and keep them fully indemnified against all Losses incurred by the Vendors in respect of the non-performance or defective or negligent performance by the Purchaser of the Business Contracts after the Closing Date save to the extent that such non-performance or defective or negligent performance is caused or contributed to by any act or omission of any of the Vendors or any employee or agent of the Partnership acting outside the direction of the Purchaser.

15.2 The Vendors undertake with effect from the Closing Date to assign to the order of the Purchaser or to procure the assignment to the order of the Purchaser all the Business Contracts which are capable of assignment without the consent of other parties.

15.3 In so far as any of the Business Contracts are not assignable to the Purchaser without the agreement of or novation by or consent to the assignment from another party and no such agreement, novation or consent shall have been obtained prior to Closing this agreement shall not constitute an assignment or attempted assignment if such assignment or attempted assignment would constitute a breach of such Business Contracts. In the event that consent or novation is required to such assignment:

       (a) the Vendors at the Purchaser's request shall use all reasonable endeavours with the co-operation of the Purchaser to procure such novation or assignment as aforesaid;

       (b) unless and until any such Business Contract shall be novated or assigned as aforesaid the Vendors shall hold such Business Contract and any moneys, goods or other benefits received thereunder as agent of and in trust for the Purchaser and its successors in title absolutely and the Purchaser shall (if such sub-contracting is permissible and lawful under the Business Contract in question) as the Vendors' sub-contractor perform all the obligations of the Vendors under such Business Contract;

       (c) unless and until any such Business Contract shall be novated or assigned the Vendors will (so far as they lawfully may) give all such assistance to the Purchaser as the Purchaser may reasonably request to enable the Purchaser to enforce its rights under such Business Contract and (without limitation) will provide access to all relevant books, documents and other information in relation to such Business Contract as the Purchaser may require from time to time.

15.4 If such consent or novation is refused or otherwise not obtained on terms reasonably satisfactory to the Purchaser within 60 Business Days of the Closing Date the Purchaser shall be entitled at its sole discretion to require the Vendor to serve proper notice to terminate that Business Contract and the Vendors shall indemnify and keep indemnified the Purchaser from and against all Losses which the Purchaser may suffer, sustain, incur, pay or be put to by reason or on account of or arising from the termination of such Business Contract.

15.5 The Vendors shall indemnify the Purchaser and keep it fully indemnified against all, Losses incurred by the Purchaser in respect of the non-performance or defective or negligent performance by the Vendors and/or the Partnership of the Business Contracts up to and including the Closing Date.

16.   Apportionments and receipts after Closing

16.1 All charges and outgoings relating to and payable in respect of the Business or any of the Assets and Leases, excluding amounts due to Creditors and Assumed Liabilities, which relate to a period commencing before or on and ending after the Closing Date shall be apportioned on a time basis (save that all charges and outgoings specifically referable to the extent of the use of any property or rights shall be apportioned according to the extent of such use) so that such part of such charges and outgoings as is attributable to the period up to and including the Closing Date shall be borne by the Vendors and each part of such charges and outgoings as is attributable to the period commencing on the day immediately after the Closing Date shall be borne by the Purchaser.

16.2 The Vendors shall within 20 Business Days of Closing prepare and deliver to the Purchaser a Schedule (the "Apportionment Schedule") setting out the items referred to in clause 16.1 and their apportionment and a statement as to the net amount due from the Purchaser to the Vendors or from the Vendors to the Purchaser (as the case may be). If the Vendors and the Purchaser do not agree the Apportionment Schedule within 10 Business Days from its delivery to the Purchaser then the determination of the Apportionment Schedule shall be referred to an independent chartered accountant selected by agreement between the Vendors and the Purchaser or, failing agreement between the Vendors and the Purchaser as to such independent chartered accountant, nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Vendors or the Purchaser. Such independent chartered accountant shall act as expert not as arbitrator and his determination of the Apportionment Schedule shall, in the absence of manifest error, be final and binding on the Vendors and the Purchaser. The independent chartered accountant shall be instructed by the Vendors and the Purchaser to issue within 20 Business Days of being so instructed a certificate showing the net amount owing by the Vendors to the Purchaser or by the Purchaser to the Vendors (as the case may be) in respect of the items referred to in clause 16.1. Within 5 Business Days of the agreement of the Apportionment Schedule by the Vendors and the Purchaser or the issue of the certificate by the independent chartered accountant in accordance with this clause 16.2 the Vendors shall pay to the Purchaser or vice versa (as the case may be) the net amount due.

16.3 Any payment made to the Vendors in respect of the Business Contracts after Closing or otherwise in respect of amounts owed to the Purchaser shall be received by the

      Vendors as agent and trustee for the Purchaser, shall be credited by the Vendors in a separate bank account identifying its status as a trust for the Purchaser and shall within 5 Business Days of receipt be recorded separately in the Vendors' books and shall be paid by the Vendors to the Purchaser.

16.4 Any payment made to the Purchaser after Closing in respect of the Receivables or other amounts owed to the Vendors shall be received by the Purchaser as agent and trustee for the Vendors and shall within 5 Business Days of receipt be paid by the Purchaser to the Vendors.

17.   Obligations after Closing

17.1 The Vendors and the Purchaser shall issue a joint statement in the agreed form to the customers, clients, suppliers of the Business and any other third parties informing them of the transfer of the Business to the Purchaser.

      Obligations of the Vendors

17.2 The Vendors undertake to pass to the Purchaser immediately upon receipt any correspondence, information, documents, orders or enquiries in relation to the Business or the Assets which any of them may receive at any time after Closing.

17.3 On and at any time after Closing the Vendors will give or procure to be given to the Purchaser all such information and other assistance (including, without limitation, particulars of customers, suppliers and others who have dealt with the Vendors in connection with the Business) as the Purchaser may reasonably require for the conduct of the Business and for the purpose of implementing the provisions of this agreement.

17.4 The Vendors will, if so required by the Purchaser on or at any time after Closing, send a circular (in a form provided by the Purchaser) to persons who have had dealings with the Partnership in connection with the Business announcing the transfer to the Purchaser of the Business.

17.5 Not later than two Business Days after the Closing Date the Vendors shall send to each of the Transferring Employees a letter in the agreed form explaining that his employment has been transferred to the Purchaser pursuant to the Transfer Regulations.

17.6 The Vendors will deliver up promptly upon request to the Purchaser any books, accounts, records and returns of the Vendors relating to or in connection with the Business not delivered to the Purchaser on Closing as the Purchaser may require (including the right to take copies and extracts on reasonable advance notice) and will keep them in good order.

17.7 Save for the Assumed Liabilities, the Vendors shall indemnify the Purchaser and keep it indemnified against all Losses of whatever nature relating to and payable in respect of the Business or the Assets which are attributable to the period up to and including the Closing Date and including (but without limitation) any act or omission on the part of the Partnership and/or any of the Vendors in relation to the Business Contracts or any defects in, or alleged defects in, goods supplied or services provided prior to the Closing Date and in particular any claim under any warranty or under the Sale of Goods Act 1979 or the Sale and Supply of Goods Act 1994.

17.8 The Vendors shall promptly notify the Purchaser of any claims against the Vendors brought by any third party in respect of any goods manufactured or services supplied by the Partnership and the Vendors shall retain conduct of such claim but shall not without the Purchaser's prior written consent take any other steps in relation to such claims which might reasonably be expected to damage the commercial interests of the Purchaser.

17.9     The Vendors shall (at their own expense) provide that:

         (a) the Vendors shall give the Purchaser such assistance that the Purchaser may reasonably request, for the adoption by the Purchaser of any business name or trade mark including either or both of the words Bache Treharne;

         (b) after Closing the Partnership and each of the Vendors shall cease in any manner whatsoever to use or display any trade or service marks, trade or service names, domain names or logos used or held by the Business or any confusingly similar marks, domain name, name or logo.

17.10 During the period of six years after Closing (and without prejudice to any of the Warranties) if any Business Confidential Information is not in the possession of the Purchaser or readily discoverable by the Purchaser but is in the possession or under the control of or available to the Vendors the Vendors shall procure that such Business Confidential Information is provided to the Purchaser promptly on request.

         Obligations of the Purchaser

17.11 The Purchaser shall be responsible for and shall pay or discharge the Assumed Liabilities in accordance with the usual practice of the Business at the date of this agreement save that the Purchaser shall not be obliged to pay or discharge any Assumed Liability where the amount in question is the subject matter of a genuine dispute.

17.12 The Purchaser will for a period of six years keep safely all such books, records, files, papers and other documents relating to the Business as the Vendors shall transfer or cause to be transferred to the Purchaser and shall afford the Vendors reasonable access thereto during working hours and on prior notice for so long as shall be necessary to enable the Vendors to deal with its taxation and other liabilities in respect of the period up to the Closing Date and will permit the Vendors and its servants, agents and professional advisers upon reasonable notice to take copies at the Vendors' expense of such books, records, files, papers and other documents for the purpose of answering any query raised or disposing of any dispute in relation thereto.

18.      Investment Warranties and Covenants

         The Vendors warrant and represent to the Purchaser in the following terms:

         Offering Restrictions

18.1 Vendors understands that DoveBid is issuing the Consideration Shares without registering them under the Securities Act, pursuant to Regulation S thereunder ("Regulation S"), which provides a limited exemption for certain offers and sales of securities that are deemed thereunder to "occur outside of the United States". DoveBid's agreement to issue the Consideration Shares pursuant to Regulation S is conditioned upon, and DoveBid is relying on, the truth of the representations and warranties set forth in this agreement and in the representation letters to be delivered by Vendors at the Closing. Vendors intend DoveBid to rely on such representations and warranties for such purpose.

         Purchase for Own Account

18.2 The Consideration Shares issuable to the Vendors hereunder shall be acquired for investment for the Vendors' own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Vendors have no present intention of selling, granting any participation in, or otherwise distributing the same.

         Disclosure of Information

18.3 The Vendors have received or have had full access to all of the information they consider necessary or appropriate to make an informed investment decision with respect to the Consideration Shares to be acquired by the Vendors under this agreement. The Vendors further have had an opportunity to ask questions and receive answers from the Purchaser and DoveBid regarding the terms and conditions of the offering of the Consideration Shares and to obtain additional information (to the extent the Purchaser or DoveBid possessed such information furnished to the Vendors or to which the Vendors had access or could acquire it without unreasonable effort or expense) necessary to verify any information.

         Investment Experience

18.4 The Vendors understand that the purchase of the Consideration Shares involves substantial risk. The Vendors acknowledge that the Vendors are able to fend for themselves, that the Vendors can bear the economic risk of the Vendors' investment in the Consideration Shares and that the Vendors are capable of evaluating the merits and risks of this investment in the Consideration Shares and protecting their own interests in connection with this investment. The Vendors understand that no public market now exists for any of the Consideration Shares either in the United States or elsewhere and that it is uncertain that a public market shall ever exist for the Consideration Shares.

         "Offshore Transaction" under the Securities Act

18.5 The offer to each of the Vendors to acquire the Consideration Shares was not made to any person within the United States, and, at the time each Vendor executed this agreement and at the Closing, Vendors were and will be outside the United States. Each of the Partners individually certifies that he is not a U.S. Person. Vendors certify that the Partnership is not a U.S. Person, in that it is not organized under the laws of the United States, and has not been organized primarily for the purpose of acquiring the Consideration Shares. None of the Vendors are acquiring the Consideration Shares for the account or benefit of any U.S. Person.

         No Directed Selling Efforts

18.6 None of the Vendors is aware of any Directed Selling Efforts with regard to the offer and sale of the Consideration Shares to Vendors under the agreement. "Directed Selling Efforts" means any activity initiated for the purpose, or which could reasonably be expected to have the effect, of conditioning the market in the United States for the Consideration Shares, including the placement of any advertisement in a publication of general circulation in the United States that refers to the offer of the Consideration Shares.

         Resale Restrictions under Regulation S

18.7 The Vendors understand that during the one-year period beginning on the date of the Closing (the "Restriction Period"): (i) Vendors may resell the Consideration Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act (including Rule 144 described below); (ii) Vendors may not engage in hedging transactions with regard to the Consideration Shares prior to the end of the Restriction Period; and
         (iii) that any resale pursuant to Regulation S must comply with all of the following conditions: (A) the Vendors' resale offer of the Consideration Shares is not made to any person within the United States, (B) so long as the Consideration Shares are not traded in a designated securities market overseas (as defined in Regulation S), at the time purchaser initiated his order to buy the Consideration Shares in the resale transaction, purchaser must be outside the United States and (C) Selling Vendor and none of his or its affiliates can make any Directed Selling Efforts in the United States. Additional restrictions on resale pursuant to Regulation S resale may apply.

         Restrictions on Resale in the United States

18.8 Vendors further understand that the Consideration Shares are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from DoveBid in a transaction not involving a public offering, and that under the Securities Act and applicable regulations thereunder, the Consideration Shares may be resold in the United States without registration under the Securities Act only in certain limited circumstances. DoveBid is under no obligation to register any of the Consideration Shares for resale and has not present plans to do so.

         Rule 144 Not Currently Available

18.9 Vendors are familiar with Rule 144 under the Securities Act and understand that Rule 144, which would provide a limited exemption from registration under the Securities Act for resale of the Consideration Shares in the United States, is not presently available with respect to the Consideration Shares. Furthermore, Rule 144 requires that the Consideration Shares be held for a minimum of one (1) year, and may then be resold only if "current public information" about DoveBid (as defined in Rule 144) is available. "Current public information" will generally be available only if an issuer is a reporting company under the Securities Exchange Act of 1934, as amended, and files periodic reports (such as Quarterly and Annual Reports) as required under that statute. DoveBid is not currently a reporting company. Vendors further understands that, so long as "current public information" is not available, the Consideration Shares will have to be held for a minimum of two (2) years before they may be resold under Rule 144 and may have to be held indefinitely by a Vendor during any period when such Vendor is an "affiliate" of DoveBid and "current public information" is not publicly available.

         Further Limitations on Disposition

18.10 Without in any way limiting the representations set forth above, the Vendors further agree not to make any disposition of all or any proportion of the Consideration Shares unless and until:

         (a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

         (b) the Vendors shall have notified DoveBid of the proposed disposition and shall have furnished DoveBid with a statement of the circumstances surrounding the proposed disposition, and, at the expense of the relevant Vendor or its transferee, with an opinion of legal counsel, satisfactory to DoveBid acting reasonably, that such disposition shall not require registration of such securities under the Securities Act.

         Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of legal counsel shall be required for any transfer of any portion of the Consideration Shares in compliance with Securities and Exchange Commission Rule 144, Rule 144A and Rule 145; provided, that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this clause 19 to the same extent as if the transferee were a Vendor hereunder.

         Market Stand Off Agreement

18.11 Notwithstanding any other provision of this Agreement, each Vendor hereby agrees that, during the period specified by DoveBid and an underwriter of common stock or other securities of DoveBid (which period shall not exceed 180 days), following the effective date of a registration statement filed with the U.S. Securities Exchange Commission to register DoveBid's securities to be issued and sold in an initial public offering, such Vendor shall not, to the extent requested by DoveBid or such underwriter, directly or indirectly sell, offer to sell, contract to sell (including any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of DoveBid held by such Vendor at any time during such period.

         Legends

18.12 Each Vendor consents to the placement of the following legends, in substantially the form below, on each certificate representing the Consideration Shares to be received by such Vendor, in addition to any other legends required by applicable law or by an agreement between the Purchaser or DoveBid, on the one hand, and such Vendor, on the other hand:

         (a) The legend regarding the Securities Act in the following form:

             (i) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE COMPANY DOES NOT INTEND TO REGISTER THEM. THE SHARES MAY NOT BE OFFERED, TRANSFERRED OR SOLD EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECRUITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIRMENTS OF THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

             (ii) The legend set forth in paragraph (a) above shall be removed by DoveBid from any certificate evidencing Consideration Shares upon delivery to DoveBid of an opinion by legal counsel, reasonably satisfactory to DoveBid, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such registration statement being in effect and that such transfer shall not jeopardize the exemption or exemptions from registration pursuant to which DoveBid issued the Consideration Shares.

         (b) The legend regarding the Market-Stand-off Agreement in clause 19.11 in the following form:

             (i) THE SECURITIES REPRESENED HEREBY ARE SUBJECT TO A MARKET STAND-OFF RESTRICTION AS SET FORTH IN AN ASSET PURCHASE AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. AS A RESULT OF SUCH AGREEMENT, THESE SECURITIES MAY NOT BE TRADED PRIOR TO THE EXPIRATION OF SUCH STAND OFF PERIOD AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT RELATED TO THE INITIAL PUBLIC OFFERING OF THE COMMON STOCK OF THE ISSUER HEREOF. SUCH RESTRICTION IS BINDING ON TRANSFEREES OF THESE SECURITIES.

         Stop-Transfer Instructions

18.13 The Vendors agree that to ensure compliance with the restrictions imposed by this agreement, DoveBid may issue appropriate
         "stop-transfer" instructions to its transfer agent, if any, and if DoveBid transfers its own securities, it may make appropriate notations to the same effect in its own records.

         Refusal to Transfer

18.14 DoveBid shall not be required to (i) transfer on its books any Consideration Shares or other securities that have been sold or otherwise transferred in violation of any of the provisions of this agreement, or (ii) treat as owner of such Consideration Shares, or to accord the right to vote or pay dividends, to any purchaser or other trustee to whom such Consideration Shares or other securities have been so transferred.

         No Other Negotiations

18.15 Since December 12, 2001, neither any of the Vendors nor any of their officers, directors, stockholders, employees, affiliates, attorneys, financial advisers or other agents or representatives has, directly or indirectly, solicited, initiated, sought, entertained, encouraged, facilitated or supported any inquiry, proposal or offer from, furnished any information to, or participated in any discussions or negotiations with, any person (other than the Purchaser or DoveBid) regarding (i) any acquisition of the Business, (ii) any merger or consolidation with or involving the Vendors, or (iii) any sale or acquisition of any material portion of the stock or assets of the Vendors, including the Assets (each an "Acquisition Transaction"). The Vendors are not party to any agreement (other than with the Purchaser or DoveBid) that restricts the Vendors' ability to solicit, initiate, seek, entertain, encourage, facilitate or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person regarding any Acquisition Transaction.

19.      Restrictive Covenants

19.1 Each of the Vendors severally covenant with the Purchaser that he will not either on his own account or in conjunction with or on behalf of any person or persons whether directly or indirectly, including an ownership interest in a third party, for the period of:

         (a) in relation to Peter Bache two years from Closing and in relation to the remainder of the Vendors nine months from Closing, supply products to or provide services for any person, firm or company who or which was either at Closing or during the period of twelve months prior to Closing a client or customer of the Business where such goods or services are the same as or compete with products sold to or services provided by the Business to that person, firm or company at or during the period of twelve months prior to Closing;

         (b) in relation to Peter Bache two years from Closing and in relation to the remainder of the Vendors nine months from Closing, solicit or endeavour to solicit the custom of any person, firm or company who or which was either at Closing or during the period of twelve months prior to Closing had been a client or customer of the Business, for the supply of products or the provision of services which are the same as or compete with those products sold or services provided by the Business to that person, firm or company at or during the period of twelve months prior to Closing;

         (c) in relation to Peter Bache two years from Closing and in relation to the remainder of the Vendors nine months from Closing, solicit or entice away or endeavour to solicit or entice away from the Purchaser any officer or employee (save for persons performing the function of junior administrative or secretarial employees) who was either at Closing or during the period of six months prior to Closing engaged in the Business whether or not such person would commit a breach of his contract of employment by reason of leaving the service of the Purchaser;

         (d) in relation to Peter Bache two years from Closing and in relation to the remainder of the Vendors nine months from Closing, carry on or be engaged, concerned or interested in England in the any business which competes with the Business as the same was carried on at Closing (other than as a holder of securities listed on a recognised stock exchange or provided that such holding shall not exceed one per cent of the class of securities of which the said holding forms part).

19.2 Each of the Vendors hereby acknowledges and declares that the restrictions in clause 19.1 are reasonable in all the circumstances as at today's date; that such restrictions are integral to the terms on which the Purchaser has agreed to purchase the Business; and that each of such restrictions shall be construed and take effect independently of the others.

19.3 If any breach or violation of the provisions of clause 19.1 occurs, the Vendors and the Purchaser agree that damages alone are likely not to be sufficient compensation and that injunctive relief is reasonable and is likely to be essential to safeguard the interests of the Purchaser and that injunctive relief (in addition to any other remedies afforded by a court of equity) may (subject to the discretion of the courts) be obtained. No waiver of any breach or violation shall be implied from forbearance or failure by the Purchaser to take action.

20.      Confidentiality

20.1 The Vendors undertakes to keep confidential and not at any time to disclose or make known to anyone whatsoever or use for their own or any other person's benefit all Business Confidential Information, except as may be required by any legal or regulatory authority to which the Vendors are subject.

20.2 From the execution of this agreement through the Closing, the Purchaser shall keep confidential and not disclose or make known to any third party whatsoever nor use for its or any other person's benefit any Business Confidential Information (as such expression is defined in clause 1.1) which may have been disclosed to the Purchaser or which may otherwise have come to the attention of the Purchaser and which relates only to the business or affairs of the Vendors, except as may be required by any legal or regulatory authority to which the Purchaser is subject.

20.3 The obligations imposed by the provisions of clauses 20.1 and 20.2 shall not apply to the extent that the Business Confidential Information or Business Confidential Information in question:

         (a) is or comes into the public domain without fault on the part of the party to whom the same was disclosed, or to whose attention the same has come;

         (b) was already known to the relevant party at the time the same, was disclosed to it or came to its attention; or

         (c) has been lawfully disclosed to the relevant party by a third party.

21.      Announcements and publicity

         No announcement or circular or other publicity in connection with the existence or subject matter of this agreement (other than as permitted by this agreement) shall be made prior to or after Closing by or on behalf of any of the Vendors without the approval of the Purchaser as to its content, form and manner of publication (such approval not to be unreasonably withheld or delayed) save that any announcement, circular or other publicity required to be made or issued by the Vendors or the Purchaser pursuant to any legal or regulatory authority may be made or issued by the Vendors or the Purchaser without such approval. The parties shall consult together upon the form of any such announcement, circular or other publicity and the other party shall promptly provide such information and comment as the party issuing any such announcement, circular or other publicity may from time to time reasonably request.

22.      Notices and other Communications

22.1 Where this agreement provides for the giving of notice or the making of any other communication, such notice or communication shall not (unless otherwise expressly provided) be effective unless given or made in writing in English in accordance with the following provisions of this clause.

22.2 Any notice or communication to be given or made under or in connection with this agreement may be:

         (a) delivered or sent by post to:

             the Vendors:               Peter Bache,
                                        Peat House,
                                        45 Church Street,
                                        Birmingham B3 2RT
                                        United Kingdom

             the Purchaser:             General Counsel
                                        DoveBid UK Limited
                                        1 Copthall House
                                        Station Square
                                        Coventry
                                        West Midlands
                                        CV1 2FT
                                        United Kingdom

             DoveBid                    General Counsel
                                        DoveBid, Inc.
                                        1241 E. Hillsdale Boulevard
                                        Foster City
                                        CA 94404
                                        United States

             (such addresses being referred to below as the "Postal Address" of the relevant party); or

         (b) sent by fax to:

             the Vendors                +44 0121 212 0009




             the Purchaser              +1 650 571 6594




             DoveBid                    +1 650 571 6594


             and shall be marked in the case of the Vendors for the attention of Peter Bache and in the case of the Purchaser for the attention of General Counsel and in the case of DoveBid for the attention of General Counsel.

22.3 Any notice or other communication so delivered or sent shall be deemed to have been served when received except that if it is received between
         5.30 p.m. on a Relevant Day and 9.00 a.m. on the next Relevant Day it shall be deemed to have been served at 9.00 a.m. on the second of such Relevant Days.

22.4 Where any party has given notice to the other of any different address or number to be used for the purposes of this clause then such different address or number shall be substituted for that shown above.

         For the purposes of this clause:

         (a) "Relevant Day" means any day other than a Saturday, Sunday or a day which is a public holiday at the Postal Address of the receiving party; and

         (b) any reference to a time is to the time at the Postal Address of the receiving party;

23.      Miscellaneous

         Costs

23.1 Except where expressly stated otherwise, each party shall bear its own costs incurred in the negotiations leading up to and in the preparation of this agreement and of matters incidental to this agreement. The Purchaser shall bear any stamp duty payable in respect of the sale hereby agreed.

         Successors and assigns

23.2 This agreement shall be binding upon and endure for the benefit of each party's successors and shall be assignable by the Purchaser to the intent that the rights and benefits under this agreement shall endure for the benefit of the Purchaser's assigns. Save as aforesaid, this agreement shall not be assignable.

         Variation

23.3 No variation of this agreement shall be effective unless made in writing and signed by or on behalf of each of the parties.

         Severance

23.4 If at any time any provision of this agreement is or becomes invalid or illegal in any respect, such provision shall be deemed to be severed from this agreement but the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired thereby.

         Further assurance

23.5 The Vendors shall do, execute and perform and shall procure to be done, executed and performed all such further acts, deeds, documents and things as the Purchaser may reasonably request from time to time effectively to vest the beneficial ownership of the Assets in the Purchaser or as it directs free from all Encumbrances or adverse rights or interests of any kind and otherwise to give to the Purchaser the full benefit of this agreement.

         Waivers

23.6 A failure by any party to exercise and any delay, forbearance or indulgence by any party in exercising any right, power or remedy under this agreement shall not operate as a waiver of that right, power or remedy or preclude its exercise at any subsequent time or on any subsequent occasion. The single or partial exercise of any right, power or remedy shall not preclude any other or further exercise of that right, power or remedy. No custom or practice of the parties at variance with the terms of this agreement shall constitute a waiver of the rights of any party under this agreement. The rights, powers and remedies provided in this agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

23.7     Entire agreement

         (a) This agreement and all documents entered into on or after the date of this agreement in connection with it (the "Agreed Documents"):

             (i) constitute the entire agreement between the parties about the subject matter of this agreement; and

             (ii) (in relation to such subject matter) supersede all earlier discussions, understandings and agreements between any of the parties and all earlier representations by any party.

         (b) This clause shall not exclude the liability of any party for fraudulent misrepresentation or concealment or any resulting right to rescind this agreement.

         Counterparts

23.8 This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and which together shall constitute one and the same agreement. Unless otherwise provided in this agreement, this agreement shall become effective and be dated (and each counterpart shall be dated) on the date on which this agreement (or a counterpart of this agreement) is signed by the last of the parties to execute this agreement or, as the case may be, a counterpart thereof.

         Post Closing effect

23.9 This agreement shall remain in full force and effect after and notwithstanding Closing in respect of all obligations, agreements, covenants, undertakings or conditions contained in or implied by this agreement which have not been done, observed or performed at or prior to Closing and all Warranties, representations and indemnities contained in or implied by this agreement shall continue in full force and effect after and notwithstanding Closing and the parties may take action for any breach of non-fulfilment of any of them either before or after Closing (whether or not such breach or non-fulfilment may have been known to or discoverable by the party taking action prior to Closing).

24.      Law and Jurisdiction

24.1 This agreement shall be governed by and construed in accordance with English law and each of the parties submits to the non exclusive jurisdiction of the English courts.

25.      Guarantee

25.1 In consideration of the Vendor entering into this agreement with the Purchaser at the request of DoveBid, DoveBid hereby guarantees as a continuing guarantee the due performance and discharge by the Purchaser of its obligations under this agreement including the payment when due of the Deferred Consideration.

25.2 The liability of DoveBid under clause 25.1 shall not in any way be discharged diminished or affected by:-

         25.2.1  the granting of time or indulgence to the Purchaser;

         25.2.2 the failure of the Vendor to give DoveBid notice of any default by the Purchaser;

         25.2.3 any variation made in the terms of this agreement which are agreed between the Vendor and the Purchaser;

         25.2.4 anything which would not have released discharged or affected DoveBid's liability if DoveBid had been a principal debtor therefor.

25.3 The liability of DoveBid under clause 25.1 shall in no circumstances exceed the liability of the Purchaser under this agreement.

The parties to this agreement have signed and entered into this agreement on the date and year first written above.

SIGNED by                  )
PETER ALEXANDER BACHE      )
in the presence of:        )






SIGNED by R H MASCALL      )
in the presence of:        )






SIGNED by J E COOKSON      )
in the presence of:        )






SIGNED by C S HALL         )
in the presence of:        )






SIGNED by J G HALL
in the presence of:        )






SIGNED by                  )
for and on behalf of       )
DOVEBID UK LIMITED         )
in the presence of:        )

SIGNED by                   )
for and on behalf of        )
DOVEBID, INC.               )
in the presence of:         )

                                      -45-